UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-38378

Hudson Ltd.

(Translation of registrant’s name into English)

4 New Square

Bedfont Lakes

Feltham, Middlesex TW14 8HA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hudson Ltd.

By:	/s/ Adrian Bartella
	Name:	Adrian Bartella
	Title:	Chief Financial Officer

Date: April 6, 2018

EXHIBIT INDEX

Exhibit No.	Description
99.1	Hudson Ltd. – Notice of 2018 Annual General Meeting of Shareholders
99.2	Hudson Ltd. Limited Proxy Statement
99.3	Form of Proxy Card

Exhibit 99.1

NOTICE OF

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

April 6, 2018

To the shareholders of Hudson Ltd.:

Notice is hereby given that the 2018 Annual General Meeting of Shareholders (the “Annual General Meeting”) of Hudson Ltd., an exempted company limited by shares under the Companies Act 1981 of Bermuda as amended (the “Company”), will be held at the Mandarin Oriental Hyde Park, 66 Knightsbridge, London, SW1X 7LA, United Kingdom on April 30, 2018, at 9:00 a.m., local time, for the following purposes:

1.	To elect three Class III Directors to serve three-year terms on the Board of Directors until the 2021 annual general meeting of shareholders of the Company or until their respective offices shall otherwise be vacated pursuant to the Company’s bye-laws.

2.	To appoint Ernst & Young AG as independent registered public accounting firm for the fiscal year ending 31 December 2018 and authorize the Company’s Audit Committee to determine their remuneration.

We will also present at the Annual General Meeting the financial statements for the year ended 31 December 2017 and auditors’ report thereon and lay them before the shareholders in accordance with Bermuda law.

The Board of Directors has fixed the close of business in the City of New York on April 4, 2018 as the record date for the Annual General Meeting (the “Record Date”), and only holders of record of Class A common shares and Class B common shares of the Company at such time will be entitled to notice of, to attend and to vote at the Annual General Meeting or any adjournment or postponement thereof. The foregoing items of business are more fully described in the proxy materials for the Annual General Meeting.

Only shareholders and their legal proxy holders may attend the Annual General Meeting. For specific instructions on how to attend the Annual General Meeting in person or to appoint a proxy, please refer to “Attendance at the Annual General Meeting” in the Company’s proxy materials.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING TO BE HELD ON APRIL 30, 2018:

THE COMPANY’S PROXY MATERIALS AND ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED 31 DECEMBER 2017 (INCLUDING THE COMPANY’S FINANCIAL STATEMENTS AND AUDITOR’S REPORT THEREON) ARE AVAILABLE AT

www.proxyvote.com

Exhibit 99.2

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Hudson Ltd, an exempted company limited by shares under the Companies Act 1981 of Bermuda as amended (the “Company,” “Hudson Group,” “we” or “us”) for use at the Company’s 2018 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held at the Mandarin Oriental Hyde Park, 66 Knightsbridge, London, SW1X 7LA, United Kingdom on April 30, 2018, at 9:00 a.m., local time, and any adjournment or postponement thereof. We expect to mail this Proxy Statement, together with the Notice of 2018 Annual General Meeting of Shareholders (the “Notice”) and a proxy card, to shareholders of record as of the Record Date (as defined below) on or about April 9, 2018.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are not required to comply with U.S. federal proxy requirements.

Record Date

The Board of Directors has fixed the close of business in the City of New York on April 4, 2018, as the record date for the Annual General Meeting (the “Record Date”), and only holders of record of Class A common shares and Class B common shares of the Company at such time (“Shareholders of Record”) will be entitled to notice of, to attend and to vote at the Annual General Meeting or any adjournment or postponement thereof.

Annual General Meeting Materials

We intend to mail the Notice, this Proxy Statement and a proxy card to our Shareholders of Record on or about April 9, 2018.

Who May Vote

Only Shareholders of Record will be entitled to notice of, to attend and to vote at, the Annual General Meeting. On the Record Date, 39,417,765 Class A common shares were issued and outstanding and 53,093,315 Class B common shares were issued and outstanding. Each Class A common share is entitled to one vote at the Annual General Meeting, and each Class B common share is entitled to ten votes at the Annual General Meeting.

What Constitutes a Quorum

Shareholders may not take action at the Annual General Meeting unless there is a quorum present at the meeting. A meeting of shareholders is duly constituted, and a quorum is present, if there are one or more persons present at the meeting and representing in person or by proxy at least 15% of the total voting rights of all issued and outstanding shares in the Company; provided that for so long as there are any Class B common shares issued and outstanding, at least one holder of Class B common shares shall be required to be present in person or represented by proxy to constitute a quorum.

Broker non-votes (as described below) will not be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. Abstentions will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes.

Broker Non-Votes and Abstentions

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares. An abstention occurs when a shareholder withholds such shareholder’s vote by checking the “ABSTAIN” box on the proxy card, or similarly elects to abstain via Internet or telephone voting.

Based on current New York Stock Exchange (“NYSE”) rules, your broker will NOT be able to vote your shares with respect to the election of directors if you have not provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your common shares and exercise your right as a shareholder. As such, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast in connection with the proposal to elect directors (Proposal 1). Abstentions and broker non-votes have no effect on the outcome of Proposal 1.

Vote Required

Proposal No. 1: Under applicable Bermuda law and our Bye-laws, directors are elected by the affirmative vote of a simple majority vote of all votes cast at the Annual General Meeting, if a quorum is present. Our Bye-laws do not provide for cumulative voting.

Voting Process and Revocation of Proxies

If you are a Shareholder of Record, there are three ways to vote by proxy:

• By Internet — You can vote over the Internet at http://www.proxyvote.com by following the instructions in the Notice and the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials. We encourage you to vote by Internet.

• By Telephone — You may vote and submit your proxy by calling toll-free 1-800-690-6903 and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

• By Mail — You can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

Telephone and Internet voting facilities for Shareholders of Record will be available 24 hours a day and will close at 11:59 p.m. Eastern Daylight Time on April 26, 2018. Submitting your proxy by any of these methods will not affect your ability to attend the Annual General Meeting in-person and vote at the Annual General Meeting. However, in-person attendance at the Annual General Meeting is subject to certain verification procedures described in item “Attendance at the Annual General Meeting” below.

If your Class A common shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm on behalf of Cede & Co., who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks and brokers, according to their individual policies.

The Company has retained Broadridge as an independent tabulator to receive and tabulate the proxies.

If you submit proxy voting instructions and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit proxy voting instructions but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” each of the proposals at the Annual General Meeting as set out in the Notice of 2018 Annual General Meeting of Shareholders and this Proxy Statement.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting by:

• attending the Annual General Meeting and voting in person;

• voting again by the Internet or telephone (only the last vote cast by each shareholder of record will be counted), provided that the shareholder does so before 11:59 p.m. Eastern Daylight Time on April 26, 2018;

• delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or telephone, but prior to the date of the Annual General Meeting, stating that the proxy is revoked; or

• signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting.

You should send any written notice or new proxy card to Vote Processing, c/o Broadridge, at 51 Mercedes Way, Edgewood, NY 11717, USA.

If you are a registered holder you may request a new proxy card by calling Broadridge at 1-800-690-6903, or visit http:// www.proxyvote.com to submit a request online.

Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the Class A common shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Annual General Meeting. Your last vote, prior to or at the Annual General Meeting, is the vote that will be counted.

Attendance at the Annual General Meeting

Only shareholders or their legal proxy holders are invited to attend the Annual General Meeting. To be admitted to the Annual General Meeting, you will need to mail proof of ownership to the Company prior to attending. If you hold your Class A common shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker is sufficient proof of ownership. A copy of the proxy card, brokerage statement or letter must be received by the Company at Hudson Ltd., Attn: Deborah Belevan, One Meadowlands Plaza, East Rutherford, NJ 07073, USA by 11:59 p.m. Eastern Daylight Time Thursday April 26, 2018, and the appointment of such proxy which is not received in this manner or by this date will be invalid. The chairman of the Annual General Meeting under the Company’s Bye-laws has discretion to determine the validity of a proxy, and such chairman’s decision is final. To attend the meeting, a form of photo identification (such as a driver’s license or passport) and valid proof of ownership of our Class A common shares or a valid legal proxy must also be provided in person.

Solicitation of Proxies

We will pay the cost of soliciting proxies for the Annual General Meeting. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Notices, and if requested, other proxy materials, to beneficial owners.

PROPOSAL NOS. 1, 2 AND 3
ELECTION OF DIRECTORS

Proposals No. 1, 2 and 3 – Board Composition and Election of Directors

Our Board of Directors has nominated the following individuals as nominees for election as Class III Directors of our Board of Directors at the Annual General Meeting, to serve three-year terms until the Company’s 2021 annual general meeting or until their respective offices shall otherwise be vacated pursuant to the Company’s Bye-laws:

• Proposal 1: To elect Juan Carlos Torres Carretero as a Class III Director of the Company;

• Proposal 2: To elect  Julián Díaz González as a Class III Director of the Company; and

• Proposal 3: To elect Joseph DiDomizio as a Class III Director of the Company.

Each of these nominees currently serves as a member of our Board of Directors.

The following table lists each of our nominees for the Board of Directors, and their respective ages and current positions with the Company:

Name	Age	Position	Class
Juan Carlos Torres Carretero	68	Chairman of the Board of Directors	Class III
Julián Díaz González	59	Deputy Chairman of the Board of Directors	Class III
Joseph DiDomizio	47	Chief Executive Officer and Director	Class III

Juan Carlos Torres Carretero is the Chairman of the board of directors of the Company. He was appointed to our board of directors on September 15, 2017, and has served as the Chairman of Dufry AG since 2003. Mr. Torres Carretero was a Partner at Advent International in Madrid from 1991 to 1995, and served as Managing Director and Senior Partner in charge of Advent International Corporation’s investment activities in Latin America from 1995 to 2016. He holds a MS in physics from Universidad Complutense de Madrid and a MS in management from MIT’s Sloan School of Management. Mr Torres Carretero also serves on the board of directors of TCP Participacoes S.A. and Moncler S.p.A.

Julián Díaz González is the Deputy Chairman of the board of directors of the Company. He was appointed to our board of directors on September 15, 2017, and has served as a board member and the Chief Executive Officer of Dufry AG since 2004. Mr. Díaz González held various managerial and business positions at Aeroboutiques de Mexico, S.A. de C.V. and Deor, S.A. de C.V. from 1997 to 2000, and was General Manager of Latinoamericana DutyFree, S.A. de C.V. from 2000 to 2003. He holds a degree in business administration from Universidad Pontificia Comillas I.C.A.D.E. de Madrid. Mr. Díaz González also serves on the board of directors of Distribuidora Internacional de Alimentacion, S.A. (DIA).

Joseph DiDomizio is the Chief Executive Officer and a Director of the Company. He was appointed to our board of directors on August 3, 2017, and serves as a member of the Divisional Executive Committee of Dufry AG. He has served in a variety of roles at Hudson Group over the past 25 years, including as Retail Operations Manager in 1992, Director of Business in 1994, Vice President of Business Development in 1996, Chief Operating Officer in 2003, and Chief Executive Officer since 2008. He received a bachelor of science in marketing from the University of Bridgeport in 1992. Mr. DiDomizio also serves on the National Board of Directors for Communities in Schools.

Vote Required and Board Recommendation

If a quorum is present, Proposals 1, 2 and 3 shall be passed by a simple majority vote of all votes cast at the Annual General Meeting. Abstentions and broker non-votes will have no effect on the vote.

Our Board of Directors unanimously recommends a vote “FOR” Proposals 1, 2 and 3 regarding the election of the three (3) nominees named above. Unless contrary voting instructions are provided, the persons named as proxies will vote “FOR” the election of the three (3) nominees named above to hold office as directors until the 2021 annual general meeting of shareholders or until their respective offices shall otherwise be vacated.

PROPOSAL NO. 4 AND 5
AUDITORS

Proposal No. 4 – Appointment of Auditors

The Company, at each annual general meeting, is to appoint auditors to hold office until the close of the next such meeting. Ernst & Young AG has been recommended by the Board of Directors and the Audit Committee to serve as the independent registered public accounting firm for the Company for the fiscal year ending 31 December 2018 and they have accepted the appointment, subject to their appointment by the Company’s shareholders at the Annual General Meeting. Accordingly, it is proposed by Proposal 4 to appoint Ernst & Young AG as auditors to the Company to hold office until the close of the next such meeting.

Proposal No. 5 – Auditors Remuneration

It is proposed by Proposal No. 5 to authorize the Audit Committee, which is composed of three independent Directors, to fix the remuneration of Ernst & Young AG.

Vote Required and Board Recommendation

If a quorum is present, Proposals 4 and 5 shall be passed by a simple majority vote of all votes cast at the Annual General Meeting. Abstentions and broker non-votes will have no effect on the vote.

Our Board of Directors unanimously recommends a vote “FOR” Proposal 4 to appoint Ernst & Young AG to serve as the Company’s independent registered public accounting firm for the fiscal year ending 31 December 2018. Our Board of Directors unanimously recommends a vote “FOR” Proposal 5 to authorize the Company’s Audit Committee to determine the remuneration of Ernst & Young AG. Unless contrary voting instructions are provided, the persons named as proxies will vote “FOR” Proposal 4 to appoint Ernst & Young AG to serve as the Company’s independent registered public accounting firm for the fiscal year ending 31 December 2018 and “FOR” Proposal 5 to authorize the Company’s Audit Committee to determine the remuneration of Ernst & Young AG.

ANNUAL REPORT AND ACCOUNTS

The Board of Directors will present to shareholders at the Annual General Meeting the financial statements for the year ended 31 December 2017, together with the Auditors’ report thereon and lay them before the shareholders in accordance with Bermuda law. Our 2017 Annual Report on Form 20-F (including the financial statements and auditors’ report thereon) is available for shareholders to view or download at www.proxyvote.com under Hudson Ltd. The 2017 Annual Report on Form 20-F is also available on the Investor Relations page of our website at www.investors.hudsongroup.com. Shareholders may request copies of the 2017 Annual Report by contacting us at investorrelations@hudsongroup.com or writing to: Hudson Ltd., Attn: Investor Relations, One Meadowlands Plaza, East Rutherford, NJ 07073, USA.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, or any committee of the Board by sending an email to investorrelations@hudsongroup.com or writing them as follows:

Hudson Ltd.

Attn: Investor Relations

Bedfont Lakes

Feltham, Middlesex TW14 8HA

United Kingdom

OTHER MATTERS

Our Board of Directors has no knowledge of any other matters to be presented at the Annual General Meeting other than those described herein. If any other business properly comes before the shareholders at the Annual General Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE VIA INTERNET, TELEPHONE OR BY MARKING, DATING, SIGNING AND RETURNING THE ENCLOSED PROXY CARD.

Feltham, Middlesex, United Kingdom

April 6, 2018

Exhibit 99.3

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E43887-P07399 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

HUDSON LTD.

2018 ANNUAL GENERAL MEETING

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
1. To elect Juan Carlos Torres Carretero as a Class III Director for a 3-year term.	▯	▯	▯
2. To elect Julián Díaz González as a Class III Director for a 3-year term.	▯	▯	▯
3. To elect Joseph DiDomizio as a Class III Director for a 3-year term.	▯	▯	▯
4. To appoint Ernst & Young AG as our independent registered public accounting firm for the fiscal year ending 31 December 2018.	▯	▯	▯
5. To authorize the Audit Committee to fix the remuneration of Ernst & Young AG.	▯	▯	▯

For address changes, please check this box and write them on the back where indicated. ▯

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

E43888-P07399

PROXY
THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF HUDSON LTD.

The undersigned hereby appoints Julián Díaz González and Guy Cooper, or either of them, as proxies, each with power to appoint his substitute, as proxy and attorney-in-fact and hereby authorizes each of them to represent and vote, as provided on the other side, all shares of Hudson Ltd. which the undersigned is entitled to vote and, in his discretion, to vote upon such other business as may properly come before the Annual General Meeting of Shareholders of the Company to be held on April 30, 2018 in London, United Kingdom or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY CARD, WHEN PROPERLY EXECUTED AND RECEIVED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES UNDER PROPOSALS 1, 2 AND 3 AND FOR PROPOSALS 4 AND 5, AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

Address Changes/Comments: ____

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

(Continued and to be marked, dated and signed, on the other side)